Market Announcement

25 November 2019

Mission NewEnergy Limited (ASX: MBT) – Removal from Official List

Description

Mission NewEnergy Limited ('MBT') will be removed from the Official List of ASX from the commencement of trading on Tuesday, 26 November 2019 under Listing Rule 17.12.

The securities of MBT have been suspended from trading for a continuous period of more than 3 years. The removal has been undertaken in accordance with the policy set out in section 3.4 of ASX Listing Rules Guidance Note 33 *Removal of Entities from the ASX Official List*.

Issued by

Isabelle Andrews
Senior Adviser, Listings Compliance (Perth)